UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                        Electrum Mining, Inc.
            -------------------------------------------
                          (Name of Issuer)

                   Common Stock, $0.0001 par value
            -------------------------------------------
                   (Title of Class of Securities)

                           28616E-10-6
            -------------------------------------------
                         (CUSIP Number)


                          James A. Loughran
                         38 Hertford Street
                         London, England UK
                               W1J 7SG
          -------------------------------------------------
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                           June 30, 2006
             ------------------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31731R-10-1         13D                     Page 2 of 7



(1)  Name of Reporting Person.    Alpine Opportunity Fund Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization  British Virgin Islands

     Number of Shares    (7)  Sole Voting Power           937,500
        Beneficially
                         (8)  Shared Voting Power               0
      Owned by Each
     Reporting Person    (9)  Sole Dispositive Power      937,500
           with:
                         (10) Shared Dispositive Power          0

(11) Aggregate Amount Beneficially Owned                  937,500
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                       28.85%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NO. 28616E-10-6         13D                 Page 3 of 7

                          Schedule 13D
                          ------------

Item 1    Security and Issuer
          -------------------

     This Statement on Schedule 13D ("Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Electrum Mining, Inc., a Nevada corporation (the "Issuer"), and is being filed by Alpine Opportunity Fund Limited, a British
Virgin Islands corporation (the "Reporting Person"). The principal executive offices of the Issuer are located at 808 Nelson Street, #2103, Vancouver, British Columbia, Canada V6Z2H2.

Item 2    Identity and Background
          -----------------------

     (a) NAME. The name of the Reporting Person is Alpine Opportunity Fund Limited. Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons") who serve as the Directors of the Reporting Person: Thomas Tweedale ("Tweedale") and Margareta Hedstrom ("Hedstrom"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

     (b)  BUSINESS ADDRESS.

          (i) Reporting Person. The address of the principal business office of the Reporting Person is 38 Hertford Street, London, England W1J7SG.

          (ii) Controlling Persons. The principal business address of Tweedale and Hedstrom is 38 Hertford Street, London, England
     W1J7SG.

     (c)  OCCUPATION AND EMPLOYMENT.

          (i) The principal business of the Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities.

          (ii) Each of Tweedale and Hedstrom is a business person and each serves as a Director of the Reporting Person.

     (d) CRIMINAL PROCEEDINGS. During the last five years, no Item 2 Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) CIVIL PROCEEDINGS. During the last five years, No Item 2 Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Item 2 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 28616E-10-6            13D                 Page 4 of 7


    (f)  CITIZENSHIP.

          (i) The Reporting Person is formed under the laws of the British Virgin Islands.

         (ii) Tweedale is a citizen of the United States.

        (iii) Hedstrom is a citizen of Ireland.

Item 3    Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The shares of Common Stock reported by the Reporting Person herein were acquired by the Reporting Person in a series of privately negotiated agreements with certain shareholders of the Issuer for an aggregate purchase price of $111,000(US). Such purchase price was funded from the working capital of the Reporting Person. The Reporting Person acquired the shares as follows:

            DATE                            NO. OF       PURCHASE
         OF AGREEMENT        SELLER         SHARES        PRICE
        -------------    --------------    --------      --------
        June 16, 2006    Clive Campbell      75,000      $  3,000
        June 16, 2006    Cruden Tracy        25,000      $  1,000
        June 17, 2006    Alex Anderson       50,000      $  2,000
        June 19, 2006    Philip Beynon       50,000      $  2,000
        June 19, 2006    Jakob Brzovic       25,000      $  1,000
        June 19, 2006    Debra Berrow        75,000      $  3,000
        June 20, 2006    Jack Besmargian     75,000      $  3,000
        June 20, 2006    Violet Brzovic      75,000      $  3,000
        June 20, 2006    Tania Brzovic       25,000      $  1,000
        June 20, 2006    Lloyd Dedemus      245,000      $ 67,000
        June 20, 2006    Ryan Cook           50,000      $  2,000
        June 22, 2006    Beryl Jeffrey       75,000      $  3,000
        June 30, 2006    Nanuk Warman        92,500      $ 20,000

Item 4    Purpose of Transaction
          ----------------------

     The Reporting Person acquired the shares of Common Stock as an investment and with a view toward making a profit therefrom. Based on a number of factors, including the Reporting Person's, and its representatives, evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may purchase additional securities of the Issuer through open market or privately negotiated transactions, or may dispose of all or a portion of the securities of the Issuer now or hereafter owned by it.

     Other than as set forth above, the Reporting Person does not have any plans or proposals that would result in any of the following:

CUSIP NO. 28616E-10-6           13D                   Page 5 of 7


     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.

     The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

Item 5    Interest in Securities of the Issuer
          ------------------------------------

     (a) Aggregate Number and Percentage of Common Stock. The Reporting Person beneficially owns 937,500 shares of the Issuer's Common Stock representing approximately 28.85% of the Issuer's outstanding Common Stock (based on 3,250,000 shares of Common Stock outstanding on April 30, 2006, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31,
2006).

     (b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the shares of Common Stock identified in response to Item 5(a) above; provided, however, by virtue of their control over the Reporting Person as Directors, Tweedale and Hedstrom may be deemed to jointly share voting and dispositive power over the shares of Common Stock held by the Reporting Person. Neither Tweedale nor Hedstrom have sole voting or dispositive power over the shares of Common Stock.

CUSIP NO. 28616E-10-6         13D                     Page 6 of 7

     (c) Transactions within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

     (d)  Certain Rights of Other Persons. Not applicable.

     (e)  Date Ceased to be a 5% Owner.  Not applicable.

Item 6    Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer
          ----------------------------------------------------

     The Reporting Person entered into a series of Share Purchase Agreements with certain shareholders of the Issuer in connection with the acquisition of the shares of Common Stock reported herein. A copy of the form of the Share Purchase Agreement, along with the counterpart signature pages reflecting the selling shareholder, shares acquired and consideration paid therefor, is attached hereto as Exhibit 1.

Item 7    Material to be filed as Exhibits
          --------------------------------

          Exhibit 1 Form of Share Purchase Agreement used in connection with acquisition of shares of Common Stock, with counterpart signature pages with each selling shareholder.

CUSIP NO. 28616E-10-6         13D                     Page 7 of 7


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.





Date:  July 13, 2006              ALPINE OPPORTUNITY FUND LIMITED

                                 By:  MARGARETA HEDSTROM
                                    ---------------------------
                                 Name:     Margareta Hedstrom
                                      -------------------------
                                 Title:    Director
                                       ------------------------

                                                        EXHIBIT 1



SHARE PURCHASE AGREEMENT

To:  The Person listed on the Counterpart Signature Page hereof
     (the "Seller")

Re: Purchase of shares that are the Common Stock, par value $0.0001 per share (the "Common Stock") Of Electrum Mining Limited, a Nevada corporation ("Electrum Mining Limited"), pursuant to this Share Purchase Agreement (the "Agreement")

To Seller:

          The undersigned (the "Buyer") offers to purchase Common
Stock of Electrum Mining Limited from you (the "Seller") as follows:

                            RECITALS

     WHEREAS, the Buyer (as defined herein) wishes to purchase
Common Stock of Electrum Mining Limited from certain current stockholders of Electrum Mining Limited; and

     WHEREAS, Electrum Mining Limited is contemplating entering into a Change of Control Transaction by virtue of a reorganization, merger or acquisition which may or may not be beneficial to Electrum Mining Limited and its stockholders (the
"Reorganization Transaction"): and

     NOW, THEREFORE, the parties hereto do hereby agree as follows:

     A. The Seller is the owner of [SEE SIGNATURE PAGE] shares of Common Stock of Electrum Mining Limited that the Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from the Seller at an aggregate purchase price as indicated on the Counterpart Signature Page.

     B. The Buyer represents and warrants the following as an additional inducement for the offer outlined in this Agreement to purchase the Common Stock of the Seller covered by this Agreement, to-wit:

          i. The Buyer is not relying on any representation or warranty of the Seller whatsoever, except those representations and warranties contained in this Agreement;

          ii.  The Buyer has conducted the Buyer's own
               investigation of the risks and merits of an investment in Electrum Mining Limited, and to the extent desired, including, but not limited to a review of Electrum Mining Limited's books and records, financial and otherwise, its annual, quarterly and current reports and any registration statements contained in the Edgar Archives of the Securities and Exchange Commission, and has had the opportunity, to the extent that the Buyer deemed reasonable or necessary;

          iii. The Buyer is an "accredited investor" as that term is known or defined under applicable United States securities laws, rules and regulations, and/or is fully capable of evaluating the risks and merits associated with the execution of this Agreement and the purchase of this Common Stock hereunder, without qualification;

          iv. The Buyer has full power and authority to execute and deliver this Agreement, without qualification.

          v. The Buyer will fully comply with all provisions of United States and state securities laws, rules and regulations in the resale of any of the Common Stock acquired hereunder, and will timely make all required filings regarding beneficial ownership of the Common Stock with the Securities and Exchange Commission, as may be applicable; and

          vi.  Buyer (and its principals, if an entity) has not:
               (a) been party to any adverse proceeding brought by the Securities and Exchange Commission or any similar state agency; (b) any material criminal proceeding regarding the purchase or sale of securities or other crimes, excluding only misdemeanor crimes; or (c) filed bankruptcy proceedings within the past five years.

     Accordingly, the parties hereto (subject to the Seller's acceptance hereof) agree as follows:

     A. The Buyer hereby offers to purchase from the Seller the shares of Common Stock of as indicated on the Counterpart Signature Page, free and clear of any liens, encumbrances and/or other restrictions whatsoever and the Seller agrees to sell to the Buyer the shares of Common Stock of Electrum Mining Limited owned by the Seller as indicated on the Counterpart Signature Page, free and clear of any such liens, encumbrances and/or restrictions whatsoever.

     B. The purchase price of the Common Stock shall be as indicated on the Counterpart Signature Pane, payable on delivery of the Common Stock by the Seller to the Buyer for purchase and sale under this Agreement.

     1. Certificates representing the Common Stock shall be delivered to the Buyer in exchange for payment by the Buyer to the Seller of the amounts required herein from funds to be deposited by the Buyer for the purchase and safe of the Common Stock, which payment shall be subject to the transfer of the Common Stock into the Buyers name and delivery of the stock certificate or certificates representing the Common Stock to the Buyer by Federal Express, priority delivery.

     2. By acceptance of this offer, the Seller hereby covenants and warrants:

          i. That the Seller has the right to sell, transfer, convey and assign the Shares, without qualification; and

          ii. That the Seller has done no act to encumber the Shares and the Shares are free and clear of all liens, encumbrances; and

          iii. That the Seller acknowledges that Electrum Mining Limited is contemplating entering into a reorganization transaction, and by selling these Shares pursuant to this agreement agrees that it may not benefit from the reorganization transaction if such transaction results in a benefit to the future holding of the Shares.

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____,  2006.
among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                                   BUYER:

                              Alpine Opportunity Fund




Dated: June __, 2006          By:
                                    ----------------------------
                                (signature)


                              SELLER:


                              Clive Campbell

Dated:  June __, 2006           /s/  CLIVE CAMPBELL
                              ----------------------------------
                              (signature)


Number of Shares Sold: 75,000

Cash Consideration: $3,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                              BUYER:

                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                  ------------------------------
                                (signature)


                              SELLER:


                              Cruden Tracy

Dated:  June 16, 2006           /s/  CRUDEN TRACY
                              ----------------------------------
                              (signature)


Number of Shares Sold: 25,000

Cash Consideration: $1,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                              BUYER:

                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                 -------------------------------
                                (signature)


                              SELLER:


                              Beryl Jeffrey

Dated:  June 22, 2006           /s/  BERYL JEFFREY
                              ----------------------------------
                              (signature)


Number of Shares Sold: 75,000

Cash Consideration: $3,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                                   BUYER:



                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                 -------------------------------
                                (signature)


                              SELLER:


                              Jack Besmargian

Dated:  June 20, 2006           /s/  JACK BESMARGIAN
                              ----------------------------------
                              (signature)


Number of Shares Sold: 75,000

Cash Consideration: $3,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                              BUYER:

                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                 -------------------------------
                                (signature)


                              SELLER:


                              Philip Beynon



Dated:  June 19, 2006           /s/  PHILIP L. BEYNON
                              ----------------------------------
                              (signature)


Number of Shares Sold: 50,000

Cash Consideration: $2,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                              BUYER:

                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                 -------------------------------
                                (signature)


                              SELLER:


                              Violet Brzovic

Dated:  June 20, 2006           /s/  VIOLET BRZOVIC
                              ----------------------------------
                              (signature)


Number of Shares Sold: 75,000

Cash Consideration: $3,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                              BUYER:

                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                 -------------------------------
                                (signature)


                              SELLER:


                              Tania Brzovic

Dated:  June 20, 2006           /s/  TANIA BRZOVIC
                              ----------------------------------
                              (signature)


Number of Shares Sold: 25,000

Cash Consideration: $1,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                                   BUYER:

                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                 -------------------------------


                                (signature)


                              SELLER:


                              Jakob Brzovic

Dated:  June 19, 2006           /s/  JAKOB BRZOVIC
                              ----------------------------------
                              (signature)


Number of Shares Sold: 25,000

Cash Consideration: $1,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                              BUYER:

                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                 -------------------------------
                                (signature)


                              SELLER:


                              Lloyd Dedemus

Dated:  June 20, 2006           /s/  LLOYD DEDEMUS
                              ----------------------------------
                              (signature)


Number of Shares Sold: 245,000

Cash Consideration: $67,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                              BUYER:

                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                 -------------------------------
                                (signature)


                              SELLER:


                              Ryan Cook

Dated:  June 20, 2006           /s/  RYAN COOK
                              ----------------------------------
                              (signature)


Number of Shares Sold: 50,000

Cash Consideration: $2,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                                   BUYER:



                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                 -------------------------------
                                (signature)


                              SELLER:


                              Alex Anderson

Dated:  June 17, 2006           /s/  ALEX ANDERSON
                              ----------------------------------
                              (signature)


Number of Shares Sold: 50,000

Cash Consideration: $2,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                              BUYER:

                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                 -------------------------------
                                (signature)


                              SELLER:


                              Debra Berrow

Dated:  June 19, 2006           /s/  DEBRA BERROW


                              ----------------------------------
                              (signature)


Number of Shares Sold: 75,000

Cash Consideration: $3,000

                   COUNTERPART SIGNATURE PAGE

     This Counterpart Signature Page for that certain Share
Purchase Agreement (the "Agreement") dated as June ____, 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.

                              BUYER:

                              Alpine Opportunity Fund


Dated: June __, 2006          By:
                                 -------------------------------
                                (signature)


                              SELLER:


                              Nanuk Warman

Dated:  June 30, 2006           /s/  NANUK WARMAN
                              ----------------------------------
                              (signature)


Number of Shares Sold: 92,500

Cash Consideration: $20,000